                                                                    Exhibit 99.2

                    --------------------------------
                       PRO FORMA VALUATION REPORT
                         HARRIS FINANCIAL, INC.

                      PROPOSED HOLDING COMPANY FOR
                           HARRIS SAVINGS BANK

                        Harrisburg, Pennsylvania

                              Dated as Of:
                              June 9, 2000
                    --------------------------------






                               RP Financial, LC.
                            1700 North Moore Street
                                  Suite 2210

                            Arlington, Virginia  22209

RP FINANCIAL, LC.
---------------------------------------
Financial Services Industry Consultants


                                                   June 9, 2000
     Board of Directors
     Harris Financial, MHC
     Harris Financial, Inc.
     Harris Savings Bank
     235 North Second Street
     Harrisburg, Pennsylvania 17101

     Members of the Board of Directors:

         At your request, we have completed and hereby provide an independent appraisal ("Appraisal") of the estimated pro forma market value of the common stock to be issued by Harris Financial, Inc., Harrisburg, Pennsylvania ("Harris Financial") in connection with the mutual-to-stock conversion of Harris Financial, M.H.C., Harrisburg, Pennsylvania ("Harris MHC"), formation of New Harris Financial ("New Harris"), and the concurrent proposed stock acquisition of York Financial Corporation, York, Pennsylvania ("York Financial"). Harris MHC currently has a majority ownership interest in, and its principal asset consists of, approximately
     75.95 percent of the common stock of Harris Financial (the "MHC Shares"), the mid-tier holding company for Harris Savings Bank, Harrisburg, Pennsylvania ("Harris Savings"). The remaining 24.05 percent of Harris Financial's common stock is owned by public stockholders (the "Public Shares"). Harris Financial, established in 1997, owns 100 percent of the outstanding common stock of Harris Savings. It is our understanding that Harris Financial will offer its stock, representing the majority ownership interest held by Harris MHC, to depositors, members of the local community, the public at large and to York Financial shareholders as consideration for the acquisition of York Financial.

         This Appraisal is furnished pursuant to the requirements of the Code of Federal Regulations 563b.7 and has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS"), which have been adopted in practice by the Federal Deposit Insurance Corporation ("FDIC"), including the most recent revisions as of October 21, 1994, and applicable interpretations thereof.

     The Reorganization
     ------------------

         The Boards of Directors of Harris Financial, Harris Savings and Harris MHC have adopted a Plan of Conversion and Reorganization (the "Plan") and an Agreement and Plan of Reorganization (the "Agreement"), pursuant to which the proposed transaction will occur. In the reorganization process, to become effective concurrent with the completion of the stock sale, which is targeted for the end of the third calendar quarter of 2000: (1) each of Harris Savings, Harris Financial and Harris MHC will convert from state charters to federal charters; (2) Harris

-------------------------------------------------------------------------------
Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210                     Telephone: (703)528-1700
Arlington, VA 22209                                       Fax No.: (703)528-1788

RP Financial, LC.
Boards of Directors
June 9, 2000
Page 2


Financial will convert to an interim federal stock savings bank and merge with and into Harris Savings, with Harris Savings being the surviving entity; (3) Harris MHC, which currently owns the majority interest in Harris Financial, will convert to an interim federal stock savings bank and merge with and into Harris Savings, with Harris Savings being the surviving entity and the outstanding Harris Financial common stock held by Harris MHC will be cancelled; (4) New Harris will have been formed as a wholly-owned subsidiary of Harris Savings; (5) an interim federal stock savings bank will be formed as a wholly-owned subsidiary of New Harris and merge with and into Harris Savings with the result that Harris Savings will become a wholly-owned subsidiary of New Harris; (6) the outstanding public shares of Harris Financial will be exchanged for shares of New Harris pursuant to an exchange ratio that will result in the holders of such shares owning in the aggregate approximately the same percentage of New Harris as they currently own; and (7) New Harris will acquire York Financial pursuant to the Agreement. In connection with the acquisition, York Financial will merge with and into New Harris, and York Financial's wholly-owned subsidiary, York Federal Savings and Loan Association ("York Federal") will merge with and into Harris Savings. The separate corporate existence of both York Financial and York Federal will therefore cease to exist.

     Pursuant to the Plan and Agreement, Harris Financial will offer shares in a subscription offering, on a priority basis, to certain depositors of Harris Savings and to the Harris Savings employee stock ownership plan. The shares of common stock not purchased in the subscription offering will be offered to the general public in a community offering, giving preference to the community orders submitted by natural persons residing in Harris Savings' local community, stockholders of Harris Financial and York Financial, and depositors of York Federal. If Harris Financial has not received orders for the minimum number of shares that are offered for sale in the subscription and community offering, then up to 5,000,000 of the unsubscribed shares may be applied to the acquisition of York Financial. Harris Financial may also offer shares of common stock not purchased in the subscription and community offerings to the public in an underwritten public offering. Any such shares may be sold to underwriters in a firm commitment underwriting for resale to the general public in a public offering. In the event that Harris Financial does not make 7,500,000 shares of common stock available to be sold in the public offering, Harris Financial will pay the underwriters a standby fee.

Acquisition of York Financial
-----------------------------

     Pursuant to the Agreement dated March 27, 2000, Harris Financial, Harris Savings and Harris MHC agreed to acquire York Financial, the unitary savings and loan holding company for York Federal. York Financial is a Pennsylvania corporation that was organized in 1986 as a unitary savings and loan holding company. York Financial is a publicly-traded company whose stock is listed on the NASDAQ National Market System under the ticker symbol "YFED". York Federal, a wholly-owned subsidiary of York Financial, is a federally-chartered stock savings and loan association headquartered in York, Pennsylvania. The Agreement specifies an exchange ratio of 1.725 shares of Harris Financial common stock (the "Merger Consideration") for each York Financial share outstanding, with such exchange ratio subject to an increase or decrease

RP Financial, LC.
Boards of Directors
June 9, 2000
Page 3


based on the final appraised value of Harris Financial at the conclusion of the offerings. At the midpoint of the valuation range concluded herein, the Merger Consideration is anticipated to have a value of $17.25 based on a $10.00 per share offering price for the shares to be sold in the offerings. Should the acquisition of York Financial not qualify for pooling of interests accounting treatment, the percentage of York Financial shares exchanged for cash may vary between 15 percent and 30 percent, but not more than 30 percent unless both parties agree to that condition. As of March 31, 2000, York Financial had 10,107,267 shares of common stock outstanding.

RP Financial, LC.
-----------------

     RP Financial, LC. ("RP Financial") is a financial consulting firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for savings institutions converting from mutual-to-stock form. The background and experience of RP Financial is detailed in Exhibit V-1. We believe that, except for the fee we will receive for our appraisal and assisting Harris Savings and Harris Financial in the preparation of the post-conversion business plan, we are independent of Harris Financial, Harris Savings, Harris MHC, York Financial and York Federal and the other parties engaged by Harris Savings or Harris Financial to assist in the stock conversion process.

Valuation Methodology
---------------------

     In preparing our Appraisal, we have reviewed the regulatory applications of Harris Financial, Harris MHC and Harris Savings, including the prospectus as filed with the OTS and the Securities and Exchange Commission ("SEC"), and the Merger Agreement between Harris MHC, Harris Financial, Harris Savings, York Financial and York Federal. We have conducted a financial analysis of Harris Financial, Harris MHC and Harris Savings that has included a review of audited financial information for fiscal years ended December 31, 1995 through 1999 and interim financial results through March 31, 2000, a review of various unaudited information and internal financial reports through March 31, 2000, and due diligence related discussions with the Harris Financial management; Arthur Andersen LLP, the Harris Financial independent auditor; Luse Lehman Gorman Pomerenk & Schick, P.C., the Harris Financial conversion counsel; and Ryan, Beck & Co., the Harris Financial marketing advisor in connection with the stock offering and acquisition. Additionally, we have conducted an analysis of York Financial, including a review of public financial documents, internal financial reports and other data we considered relevant, along with discussions with York Financial's management. All assumptions and conclusions set forth in the appraisal were reached independently from such discussions. In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable. While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.

RP Financial, LC.
Boards of Directors
June 9, 2000
Page 4


     We have investigated the competitive environment within which Harris Financial operates and have assessed Harris Financial's relative strengths and weaknesses. We have kept abreast of the changing regulatory and legislative environment for financial institutions and analyzed the potential impact on Harris Financial and the industry as a whole. We have analyzed the potential effects of the stock conversion and the acquisition of York Financial on Harris Financial's operating characteristics and financial performance as they relate to the pro forma market value, including the proposed accounting treatment and incremental earnings, assets, equity and shares outstanding that will result from the York Financial acquisition. We have analyzed the assets held by Harris MHC solely for the benefit of Harris MHC's members that will be consolidated with Harris Financial's assets and equity. We have reviewed the overall conditions in Harris Financial's and York Financial's primary market area as set forth in demographic, economic and competitive information prepared by CACI, SNL Securities and other third party private and governmental sources. We have compared Harris Financial's financial performance and condition, incorporating the York Financial acquisition, with selected publicly-traded thrifts in accordance with the Valuation Guidelines, as well as all publicly-traded thrifts and thrift holding companies. We have reviewed the current conditions in the securities markets in general and in the market for thrift stocks in particular, including the market for existing thrift issues (including both full stock institutions and institutions organized as mutual holding companies), initial public offerings by thrifts and thrift holding companies and second step conversion offerings. We have excluded from such analyses thrifts subject to announced or rumored acquisition, and/or institutions that exhibit other unusual characteristics.

     The Appraisal is based on Harris Financial's representation that the information contained in the regulatory applications and additional information furnished to us by Harris Financial and York Financial and their respective independent auditors, legal counsel and other authorized agents are truthful, accurate and complete. We did not independently verify the financial statements and other information provided by Harris Financial or York Financial, or their respective independent auditors, legal counsel and other authorized agents nor did we independently value the assets or liabilities of Harris Financial or York Financial. Our valuation was also predicated on Harris Financial completing the acquisition of York Financial in a manner consistent with the Agreement. The valuation considers Harris Financial only as a going concern and should not be considered as an indication of Harris Financial's liquidation or control values.

     Our appraised value is predicated on a continuation of the current operating environment for Harris Financial and for all thrifts and their holding companies. Changes in the local, state and national economy, the legislative and regulatory environment for financial institutions and mutual holding companies, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or the value of Harris Financial alone. It is our understanding that there are no current plans for selling control of Harris Financial following completion of the second step stock offering and acquisition of York Financial. To the extent that such factors can be foreseen, they have been factored into our analysis.

RP Financial, LC.
Boards of Directors
June 9, 2000
Page 5


     The estimated pro forma market value is defined as the price at which Harris Financial's common stock, immediately upon completion of the second step stock offering and consummation of the acquisition of York Financial, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Valuation Conclusion
--------------------

     It is our opinion that, as of June 9, 2000, the estimated aggregate pro forma valuation of the shares to be issued in the conversion of Harris MHC, including: (1) newly-issued shares representing Harris MHC's ownership interest in Harris Financial; and, (2) exchange shares issued to existing public shareholders of Harris Financial, was $302,838,520 at the midpoint, equal to 30,283,852 shares at a per share value of $10.00. Including the 17,435,036 shares to be issued in connection with the York Financial acquisition, the pro forma market value of Harris Financial at the midpoint valuation is $477,188,880, equal to 47,718,888 shares at a per share value of $10.00. Based on this valuation and taking into account the ownership interest represented by the MHC Shares, the midpoint of the offering range was $230,000,000, equal to 23,000,000 shares at $10.00 per share. The offering range includes a minimum of $195,500,000 equal to 19,550,000 shares (85 percent of the midpoint) and a maximum of $264,500,000 equal to 26,450,000 shares (115 percent of the midpoint). The table below provides details of the valuation range and offering shares based on the valuation range noted above and on the formula for calculating the Merger Consideration outlined in the Agreement. As shown, in the event the appraised value is subject to an increase, the offering range may be increased up to a maximum, as adjusted, of $304,175,000 equal to 30,417,500 shares, without requiring a resolicitation. Based on the $10.00 per share offering price and incorporating the 20,448,691 shares issued in connection with the York Financial merger and the 9,632,894 shares issued as exchange shares, the maximum, as adjusted value would result in total market value of $604,990,850 based on pro forma shares outstanding of 60,499,085. If Harris Financial has not received orders for the minimum number of shares that are offered for sale in the subscription and community offering, then up to 5,000,000 of the unsubscribed shares may be applied to the acquisition of York Financial. As shown, assuming the full application of these unsubscribed shares to acquisition of York Financial, the offering at the minimum, as adjusted, would be $195,500,000 shares, equal to 19,550,000 shares (of which 5,000,000 would be issued to York Financial stockholders). Based on the $10.00 per share offering price and incorporating the 10,666,264 additional shares issued in connection with the acquisition of York Financial and the 6,191,274 shares issued as exchange shares, the minimum, as adjusted, of the offering would result in total market value of $364,075,380 based on pro forma shares outstanding of 36,407,538.

RP Financial, LC.
Boards of Directors
June 9, 2000
Page 6

                                    Table 1
                          Conversion Offering Details

                                                                                                      Harris
                                              Harris Fin.                            York Fin.       Minority    York Fin.
                                Total          Exchange         Offering            Acquisition      Exchange    Ownership
                                Shares         Shares            Shares               Shares          Ratio      Percentage
                                ------         ------            ------               ------          -----      ----------
Shares(1)
---------
Max, As Adj                    60,499,085     9,632,894        30,417,500           20,448,691        1.1928       33.80%
Maximum                        52,607,900     8,376,430        26,450,000           17,781,470        1.0373       33.80%
Midpoint                       47,718,888     7,283,852        23,000,000           17,435,036        0.9020       36.54%
Minimum                        41,407,538     6,191,274        19,550,000           15,666,264        0.7667       37.83%
Min, As Adj                    36,407,538     6,191,274        19,550,000(2)        10,666,264(2)     0.7667       43.03%(2)

Distribution of Shares
----------------------
Max, As Adj                        100.00%        15.92%            50.28%               33.80%        -----       -----
Maximum                            100.00%        15.92%            50.28%               33.80%        -----       -----
Midpoint                           100.00%        15.26%            48.20%               36.54%        -----       -----
Minimum                            100.00%        14.95%            47.22%               37.83%        -----       -----
Min, As Adj                        100.00%        17.00%            53.71%(3)            29.29%(3)     -----       -----

Aggregate Market Value(1)
-------------------------
Max, As Adj                  $604,990,850   $96,328,940   $   304,175,000      $   204,486,910         -----       -----
Maximum                       526,079,000    83,764,300       264,500,000          177,814,700         -----       -----
Midpoint                      477,188,880    72,838,520       230,000,000          174,350,360         -----       -----
Minimum                       414,075,380    61,912,740       195,500,000          156,662,640         -----       -----
Min, As Adj                   364,075,380    61,912,740       195,500,000(2)       106,662,640(2)      -----       -----

(1)  Based on an offering price of $10.00 per share.
(2) Reflects the application of 5,000,000 shares of conversion stock to the acquisition of York Financial.
(3) After consideration of the 5,000,000 shares applied to the acquisition of York Financial, the York Financial ownership interest is 43.03% of the merged company.

Establishment of the Exchange Ratio
-----------------------------------

     As indicated above, OTS regulations provide that in a conversion of a mutual holding company, the minority stockholders are entitled to exchange the Public Shares for newly issued shares of Harris Financial stock as a fully converted company. The Board of Directors of Harris MHC has independently established a formula to determine the exchange ratio. The formula has been designed to preserve the current aggregate percentage ownership in Harris Financial equal to 24.05 percent as of March 31, 2000. Pursuant to this formula, the exchange ratio to be

RP Financial, LC.
Boards of Directors
June 9, 2000
Page 7

received by the existing minority shareholders of Harris Financial will be determined at the end of the offering based on the total number of shares sold in the subscription, community and public offerings. As shown in Table 1, the Exchange Ratio would range from 0.7667 at the minimum, as adjusted, end of the valuation range, to 1.1928 at the maximum, as adjusted, end of the valuation range.

Limiting Factors and Considerations
-----------------------------------

     Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the estimated pro forma market value thereof. The appraisal does not take into account any trading activity with respect to the purchase and sale of common stock in the secondary market, and reflects only a valuation range as of this date for the pro forma market value of Harris Financial immediately upon issuance of the stock.

     RP Financial's valuation is not intended, and must not be construed, as a recommendation of any kind to the current shareholders of Harris Financial regarding the advisability of purchasing common stock in the conversion; nor is our valuation intended, and must not be construed, as a recommendation of any kind regarding the fairness from a financial point of view of the Agreement to Harris Savings, Harris Financial, Harris MHC or the Board of Directors.

     RP Financial's valuation was determined based on the financial condition, operations and shares outstanding of Harris Financial as of March 31, 2000, the date of the financial data included in the Prospectus; the financial condition and operations of York Financial as of March 31, 2000; and the pro forma impact of the acquisition of York Financial including the pro forma financial statements of the acquisition included in the Prospectus. The proposed exchange ratio to be received by the current minority shareholders of Harris Financial and the exchange of the Public Shares for newly issued shares of Harris Financial as a full public company was determined independently by the Boards of Directors of Harris MHC, Harris Financial and Harris Savings. RP Financial expresses no opinion on the proposed exchange ratio to minority stockholders or the exchange of Public Shares for newly issued shares.

     RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits RP Financial, its principals or employees from purchasing stock of its client institutions.

RP Financial, LC.
Boards of Directors
June 9, 2000
Page 8

     This valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the financial performance and condition of Harris Financial or York Financial, changes in the accounting treatment or the pro forma impact of the acquisition of York Financial, management policies, and current conditions in the equity markets for thrift shares, both existing issues and new issues. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the legislative and regulatory environment for financial institutions, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update. The valuation will also be updated at the completion of Harris Financial's stock offering.

                                         Respectfully submitted,

                                         RP FINANCIAL, LC.



                                         William E. Pommerening
                                         Chief Executive Officer



                                         James J. Oren
                                         Senior Vice President

R P Financial, LC.

                               TABLE OF CONTENTS
                              HARRIS SAVINGS BANK
                           Harrisburg, Pennsylvania

                                                                  PAGE
DESCRIPTION                                                      NUMBER
-----------                                                      ------


CHAPTER ONE                   OVERVIEW AND FINANCIAL ANALYSIS
-----------
   Introduction                                                  1.1
   The Reorganization                                            1.2
   Acquisition of York Financial                                 1.3
   York Financial Corp.                                          1.4
   York Federal Savings and Loan Association                     1.5
   Strategic Overview                                            1.5
   Balance Sheet Trends                                          1.11
   Income and Expense Trends                                     1.17
   Interest Rate Risk Management                                 1.22
   Lending Activities and Strategy                               1.23
   Asset Quality                                                 1.27
   Funding Composition and Strategy                              1.28
   Subsidiaries                                                  1.30
   Legal Proceedings

                                                                 1.31
CHAPTER TWO                   MARKET AREA
-----------

   Introduction                                                  2.1
   National Economic Factors                                     2.2
   Market Area Demographics                                      2.3
   Economy                                                       2.7
   Deposit Trends and Competition                                2.9


CHAPTER THREE                 PEER GROUP ANALYSIS
-------------

   Peer Group Selection                                          3.1
   Financial Condition                                           3.5
   Income and Expense Components                                 3.8
   Loan Composition                                              3.11
   Credit Risk                                                   3.13
   Interest Rate Risk                                            3.15
   Summary                                                       3.17

                               TABLE OF CONTENTS
                              HARRIS SAVINGS BANK
                            Harrisburg, Pennsylvania
                                  (continued)

                                                                       PAGE
DESCRIPTION                                                           NUMBER
-----------                                                           ------

CHAPTER FOUR                  VALUATION ANALYSIS
------------
     Introduction                                                      4.1
     Appraisal Guidelines                                              4.1
     RP Financial Approach to the Valuation                            4.1
     Valuation Analysis                                                4.2
          1.   Financial Condition                                     4.3
          2.   Profitability, Growth and Viability of Earnings         4.5
          3.   Asset Growth                                            4.7
          4.   Primary Market Area                                     4.7
          5.   Dividends                                               4.8
          6.   Liquidity of the Shares                                 4.10
          7.   Marketing of the Issue                                  4.10
                    A. The Public Market                               4.11
                    B. The New Issue Market                            4.16
                    C. Second Step Conversion Market                   4.17
                    D. The Acquisition Market                          4.20
                    E. Trading in Harris' Stock                        4.20
          8.   Management                                              4.21
          9.   Effect of Government Regulation and Regulatory Reform   4.22
     Summary of Adjustments                                            4.22
     Valuation Approaches                                              4.22
          1.   Price-to-Earnings ("P/E")                               4.24
          2.   Price-to-Book ("P/B")                                   4.25
          3.   Price-to-Assets ("P/A")                                 4.26
          4.   Trading Price of HARS Stock                             4.26
     Comparison to Recent Conversions                                  4.26
     Valuation Conclusion                                              4.27
     Establishment of the Exchange Ratio                               4.29

RP Financial, LC.

                                 LIST OF TABLES
                              HARRIS SAVINGS BANK
                            Harrisburg, Pennsylvania

 TABLE
 NUMBER                   DESCRIPTION                                                  PAGE
 ------                   -----------                                                  ----
   1.1             Historical Balance Sheets                                           1.12
   1.2             Historical Income Statements                                        1.18


   2.1             Summary Demographic Data                                            2.4
   2.2             Primary Market Area Employment Sectors                              2.8
   2.3             Unemployment Data                                                   2.9
   2.4             Deposit Summary                                                     2.10

   3.1             Peer Group of Publicly-Traded Thrifts                               3.4
   3.2             Balance Sheet Composition and Growth Rates                          3.6
   3.3             Income as a Percent of Average Assets and Yields, Costs, Spreads    3.9
   3.4             Loan Portfolio Composition and Related Information                  3.12
   3.5             Credit Risk Measures and Related Information                        3.14
   3.6             Interest Rate Risk Measures and Net Interest Income Volatility      3.16

   4.1             Market Area Unemployment Rates                                      4.9
   4.2             Pricing Characteristics and After-Market Trends of Recent
                    Conversions Completed                                              4.18
   4.3             Market Pricing Comparatives                                         4.19
   4.4             Valuation Adjustments                                               4.22
   4.5             Conversion Offering Details                                         4.29
   4.6             Public Market Pricing                                               4.31

RP Financial, LC.
Page 1.1


                      I.  OVERVIEW AND FINANCIAL ANALYSIS

Introduction
------------

     Harris Savings, organized in 1886, is a state-chartered stock savings bank headquartered in Harrisburg, Pennsylvania. Harris Savings is the wholly-owned subsidiary of Harris Financial, a "mid-tier" holding company of which the majority owner is Harris MHC. Harris MHC owns a 75.95 percent ownership interest in Harris Financial (the "MHC Shares"), with the remaining 24.05 percent owned by non-MHC private investors (the "Public Shares"). Harris Savings converted to the stock form of ownership pursuant to a mutual holding company reorganization transaction in January 1994, during which Harris Savings sold an estimated 22.7 percent of its common stock to the public and issued the remaining shares to Harris MHC. In 1997, Harris Savings completed a second reorganization whereby Harris Financial was formed as a mid-tier savings and loan holding company. At that time, the shares of Harris Savings were exchanged on a one-for-one basis for shares of Harris Financial. Hereinafter, the consolidated operations of Harris Financial and Harris Savings will be referred to as either "Harris" or the "Bank". In addition to the headquarters office, Harris currently serves five counties in south-central Pennsylvania and one county in central Maryland, along the Pennsylvania border, through a network of 37 branch offices. The single largest segment of the Bank's operations is in the Harrisburg metropolitan area (primarily Dauphin and Cumberland Counties), as the greatest concentration of deposits, including the main office and 21 branch offices, are located in these two counties. The other market area counties are generally well-populated areas with central cities in the counties with an extensive amount of suburban development. Exhibit I-1 presents a map of the Bank's primary market area.

     Harris Savings' primary regulator is the Pennsylvania Department of Banking (the "Department"). Harris Savings has been a member of the Federal Home Loan Bank ("FHLB") system since 1941 and its deposits are insured up to the maximum allowable amount by the Federal Deposit Insurance Corporation ("FDIC"). As of March 31, 2000, Harris had $2.8 billion in assets, $1.4 billion in deposits and total equity of $167.2 million, or 6.0 percent of total assets. As of the same date, Harris had issued and outstanding 33,575,575 shares of common stock, of

RP Financial, LC.
Page 1.2

which 25,500,000 were owned by Harris MHC ("MHC Shares") and 8,075,575 were owned by private investors. Harris' audited financial statements are included by reference as Exhibit I-2.

The Reorganization
------------------

     The Boards of Directors of Harris Financial, Harris Savings and Harris MHC have adopted both a Plan of Conversion and Reorganization (the "Plan") and an Agreement and Plan of Reorganization (the "Agreement"), pursuant to which the proposed transaction will occur. In the reorganization process, to become effective concurrent with the completion of the stock sale, which is targeted for the end of the third calendar quarter of 2000: (1) each of Harris Savings, Harris Financial and Harris MHC will convert from state charters to federal charters; (2) Harris Financial will convert to an interim federal stock savings bank and merge with and into Harris Savings, with Harris Savings being the surviving entity; (3) Harris MHC, which currently owns the majority interest in Harris Financial, will convert to an interim federal stock savings bank and merge with and into Harris Savings, with Harris Savings being the surviving entity and the outstanding Harris Financial common stock held by Harris MHC will be cancelled; (4) New Harris will have been formed as a wholly-owned subsidiary of Harris Savings; (5) an interim federal stock savings bank will be formed as a wholly-owned subsidiary of New Harris and merge with and into Harris Savings with the result that Harris Savings will become a wholly-owned subsidiary of New Harris; (6) the outstanding public shares of Harris Financial will be exchanged for shares of New Harris pursuant to an exchange ratio that will result in the holders of such shares owning in the aggregate approximately the same percentage of New Harris as they currently own; and (7) New Harris will acquire York Financial pursuant to the Agreement. In connection with the acquisition, York Financial will merge with and into New Harris, and York Financial's wholly-owned subsidiary, York Federal Savings and Loan Association ("York Federal") will merge with and into Harris Savings. The separate corporate existence of both York Financial and York Federal will therefore cease to exist.

     Pursuant to the Plan and Agreement, Harris Financial will offer shares in a subscription offering, on a priority basis, to certain depositors of Harris Savings and to the Harris Savings employee stock ownership plan. The shares of common stock not purchased in the subscription offering will be offered to the general public in a community offering, giving preference to the

RP Financial, LC.
Page 1.3

community orders submitted by natural persons residing in Harris Savings' local community, stockholders of Harris Financial and York Financial, and depositors of York Federal. If Harris Financial has not received orders for the minimum number of shares that are offered for sale in the subscription and community offering, then up to 5,000,000 of the unsubscribed shares may be applied to the acquisition of York Financial. Harris Financial may also offer shares of common stock not purchased in the subscription and community offerings to the public in an underwritten public offering. Any such shares may be sold to underwriters in a firm commitment underwriting for resale to the general public in a public offering. In the event that Harris Financial does not make 7,500,000 shares of common stock available to be sold in the public offering, Harris Financial will pay the underwriters a standby fee. Harris Financial anticipates establishing the 2000 Employee Stock Ownership Plan (the "2000 ESOP"), which is expected to purchase eight percent of the shares being offered in the subscription, community and public offerings. Such ESOP shares shall be allocated over a vesting period to eligible employees of the Bank.

     At this time, other activities of Harris Financial are expected to be limited to holding a number of separate subsidiaries or joint ventures that are already in place at either Harris Financial or York Financial although, in the future, Harris Financial may acquire or organize other operating subsidiaries. Harris Financial plans to retain a portion of the net proceeds from the sale of common stock and infuse the remaining proceeds into Harris Savings.

Acquisition of York Financial
-----------------------------

     Pursuant to the Agreement dated March 27, 2000, Harris Financial, Harris Savings and Harris MHC agreed to acquire York Financial, the unitary savings and loan holding company for York Federal. York Financial is a Pennsylvania corporation that was organized in 1986 as a unitary savings and loan holding company. York Financial is a publicly-traded company whose stock is listed on the NASDAQ National Market System under the ticker symbol "YFED". York Federal, a wholly-owned subsidiary of York Financial, is a federally-chartered stock savings and loan association headquartered in York, Pennsylvania. The Agreement specifies an exchange ratio of 1.725 shares of Harris Financial common stock (the "Merger Consideration") for each York Financial share outstanding, with such exchange ratio subject to an increase or decrease

RP Financial, LC.
Page 1.4

based on the final independent appraised value of Harris Financial at the conclusion of the offerings as follows:

          . If the final independent appraised value is between $289.5 million and $341.5 million, each York Financial share will be exchanged for 1.725 shares of Harris Financial common stock;

          . If the final independent appraised value is more than $341.5 million or less than $289.5 million, the percentage of Harris Financial shares outstanding immediately upon completion of the stock offering and merger that will owned by the former York Financial stockholders will be fixed at 33.8 percent and 37.6 percent, respectively, subject to certain exceptions; and,

          . York Financial or Harris Financial will have the right to terminate in the event the exchange ratio is less than 1.550.

     At the midpoint of the valuation range concluded herein, the Merger Consideration is anticipated to have a value of $17.25 based on a $10.00 per share offering price for the shares to be sold in the offerings. Should the acquisition of York Financial not qualify for pooling of interests accounting treatment, the percentage of York Financial shares exchanged for cash may vary between 15 percent and 30 percent, but not more than 30 percent unless both parties agree to that condition. As of March 31, 2000, York Financial had 10,107,267 shares of common stock outstanding.

York Financial Corp.
--------------------

     York Financial is a Pennsylvania corporation that was organized in 1986 as a unitary savings and loan holding company. York Financial is a publicly-traded company whose stock is listed on the NASDAQ National Market System under the ticker symbol "YFED". To date, York Financial has not engaged in any material operations other than to hold all of the issued and outstanding stock of York Federal, investment in certain joint venture operations, the payment of dividends and the repurchase of shares. As of March 31, 2000, York Financial's assets consisted substantially of an investment in 100 percent of York Federal's issued and outstanding stock, approximately $10.8 million of investments in other subsidiaries or joint ventures and $3.1 million of liquid assets. As of March 31, 2000, York Financial reported consolidated assets of $1.6 billion, deposits of $1.2 billion and stockholders' equity of $110 million, equal to 6.7

RP Financial, LC.
Page 1.5

percent of total assets. York Financial reported earnings for the twelve months ended March 31, 2000 of $10.5 million or approximately 0.72 percent of average assets.

York Federal Savings and Loan Association
-----------------------------------------

     York Federal is a federally-chartered savings and loan association headquartered in York, Pennsylvania. In addition to the main office, which includes a retail branch, York Federal maintains 24 full service branch offices in southcentral Pennsylvania and northeastern Maryland. York Federal's largest market presence is in York County, Pennsylvania, where 17 of its branches are located including the main office. Like Harris, York Federal is a community-oriented savings institution which offers a variety of products and services to the communities it serves. York Federal's retail branch network will serve to both expand the market areas served by the Bank and provide for a larger, more competitive presence in existing markets. A number of branch closings are anticipated as a result of the acquisition, as there is a level of overlap in the markets currently served by Harris and York Federal. On the asset side of the balance sheet, York Federal's loan portfolio consists primarily of residential mortgage loans, with diversification into commercial and consumer loans. Investments held by York Federal consist primarily of U.S. Government and agency securities and mortgage-backed securities.

Strategic Overview
------------------

     Harris.  Harris is a community-oriented savings banking entity with a
     ------
primary strategic objective of meeting the financial services needs of its local customer base. Harris is one of Pennsylvania's largest thrifts, operating in five different counties through its 33 branches in Pennsylvania and four branches in one central Maryland county. Harris has pursued growth in its branch network by opening de novo branches in the targeted market area. In April 1996, Harris Financial completed the acquisition of First Harrisburg Bancorp, Inc., Harrisburg, Pennsylvania ("First Harrisburg"), adding approximately $275 million of assets and 9 branches. Of the Bank's 37 offices, 20 were opened or acquired during the 1990s. Historically, the Bank pursued a traditional thrift operating strategy, in which 1-4 family residential mortgage loans and retail deposits constituted the principal components of the Bank's assets and liabilities,

RP Financial, LC.
Page 1.6

respectively. Since the installation of a new Chief Executive Officet two years ago, the Bank has accelerated its focus to that of more of a commercial bank, with an emphasis on loan portfolio diversification into commercial-type lending, and building the types and amount of non-interest income revenue source. Since 1995, the Bank has also pursued a strategy to leverage capital by adding to the balance sheet wholesale assets (i.e., investment securities and mortgage-backed securities) funded with borrowings. This "wholesale leverage strategy" has contributed to the significant growth in total assets, increasing the Bank's return on assets and return on equity.

     The Bank's recent lending diversification has served to enhance the overall yield earned on the loan portfolio. The Bank has sought to limit the credit risk exposure associated with higher risk types of loans through building a staff of experienced local commercial loan originators, who emphasize origination of such loans in local and familiar markets. Credit risk associated with the loan portfolio has also been limited by the strength of the local economy and implementation of what are believed by management to be conservative underwriting guidelines. Economic growth has been supported by the strong national economy, that spurred an increase in demand for the products and services produced in the Bank's regional economy. In general, the primary market area has had low unemployment and increasing real estate values, which has increased demand for new construction of both residential and commercial properties.

     Investment securities are an important supplement to the Bank's lending activities and have provided the means to address capital management issues such as leveraging the existing capital base and providing a market rate return on equity for shareholders. The investment portfolio, a majority of which is managed as part of the Bank's wholesale leveraging strategy, is considered to be indicative of a low risk investment philosophy, as such investments held by the Bank consist primarily of mortgage-related securities which are guaranteed or insured by a federal agencies, U.S. Government and agency securities, equities and FHLB stock. As discussed below, the Bank's investment portfolio is managed within the overall interest-rate risk position of the Bank.

     Until the past five years, retail deposits served as the primary interest-bearing funding source for the Bank. The Bank's wholesale leverage and capital management strategies have been funded to a great extent with borrowed funds and, currently, deposits and borrowed funds are relatively equal in proportion as funding liabilities. The Bank's deposit growth has continued

RP Financial, LC.
Page 1.7

at a relatively strong pace over the past four and one-quarter years, and CDs account for the largest portion of the Bank's deposit composition, although in recent years the concentration of CDs comprising total deposits has declined and transaction and savings accounts have become a more notable component of the Bank's deposit composition. The shift in deposit composition towards lower cost accounts, combined with the general decline in interest rates, has supported a general decline in the Bank's overall deposit costs.

     Borrowings serve as an important alternative funding source for the Bank to support the wholesale leverage and capital management strategies and assist in managing interest rate risk. Although the Bank's deposits have continued to increase, most of the Bank's recent asset growth has been funded with borrowings. Borrowings totaled $1.1 billion at March 31, 2000, consisting of FHLB advances and reverse repurchase agreements. FHLB advances (mostly fixed-rate) held by the Bank consist of a mixture of short-, intermediate- and long-term borrowings, with a number of the longer-term advances containing call features. Reverse repurchase agreements include relatively long-term fixed rate funds. The Bank also utilizes brokered deposits as a source of funds, although such funds are generally short-term deposits. The Bank expects to continue to use borrowings to fund operations. If additional borrowings are required, FHLB advances and reverse repurchase agreements would likely continue to be the source of borrowings utilized by the Bank.

     Similar to many thrifts, Harris Financial's earnings are primarily dependent upon net interest income and operating expense levels. Overall, the Bank's focus on leveraging using investments and borrowings has provided for a relatively low but stable net interest margin. In particular, the Bank's emphasis on managing the interest rate risk associated with the net interest margin has somewhat limited the earnings potential to be realized from the yield-cost spread. The Bank has in more recent periods expanded the number and types of non-interest revenue sources and has diversified the loan portfolio into more higher-yielding loan types, which can be expected to improve the net interest margin going forward. The Bank's operating expenses are also viewed as being relatively low, which can in part be attributed to the relatively high concentration of investments that comprise the Bank's interest-earning assets. While lower yielding than loans, investments are also less costly to service than loans. Likewise, on the liability side of the balance sheet, CDs and borrowings, which constitute the major portion of the

RP Financial, LC.
Page 1.8

Bank's interest-bearing funding composition, tend to be less service intensive than transaction and savings accounts.

     As indicated above, in recent years, the Bank's operating strategy has emphasized management of interest rate risk and credit risk. On a core earnings basis, Harris has maintained profitable operations over the past five years. Credit risk has been managed by continuing to originate lower risk 1-4 family loan originations, pursuing other lending opportunities such as commercial and consumer lending in local and familiar markets, favorable real estate market conditions and maintaining a notable portion of interest-earning assets in low-risk types of investments. Likewise, the Bank's strategies have been fairly effective in limiting interest rate exposure, reflecting the Bank's emphasis on originating short-term and adjustable rate loans for portfolio, implementing certain hedging strategies, and selling long term fixed rate 1-4 family permanent mortgage loan originations into the secondary market. Utilization of fixed rate borrowings with terms of more than one year and growth of less interest rate sensitive transaction and savings accounts have also served to enhance the stability of the Bank's net interest margin.

     York Financial Corporation.  York Financial is a unitary savings and loan
     --------------------------
holding company, organized in 1986 as the holding company for York Federal.
York Federal remains the primary operating subsidiary of York Financial.
Similar to Harris Financial, York Financial pursues a community-oriented thrift operating strategy, although with a greater emphasis on the origination of 1-4 family loans, in particular residential construction loans. Funding is provided with both retail deposits and borrowed funds. Lending diversification into other types of lending has emphasized consumer loans and, to a lesser extent, commercial real estate loans and commercial business loans. Maintaining asset quality and managing interest rate risk have also been focal points of York Financial's operating strategy, as indicated by favorable credit quality measures and emphasis on interest rate sensitive lending and investment.

     Over the past five and one-quarter years, York Financial's operating strategy has resulted in steady asset and capital growth and relatively steady returns derived from core earnings. Earnings have been facilitated by increases in both loans and the investment portfolio, as York Financial has also used, to a lesser extent than Harris Financial, a wholesale leverage strategy.

RP Financial
Page 1.9


Growth of the loan portfolio has included growth of higher yielding types of loans, particularly with respect to growth of the consumer loan portfolio. Asset growth has been funded by a combination of deposit growth and increased utilization of borrowings. Retail deposits generated from the branch network account for the substantial portion of York Financial's deposit composition. Borrowings held by York Financial consist substantially of short-term FHLB advances, most of which carried a one-month maturity as of March 31, 2000.

     Pro Forma Impact of the Acquisition.  Pursuant to the Agreement, at the
     -----------------------------------
effective time of the acquisition, each share of common stock of York Financial issued and outstanding, shall by virtue of the acquisition be converted into the right to receive a certain number of shares of newly issued Harris Financial common stock (the "Merger Consideration"). The Merger Consideration will change depending upon the final independent appraised value of Harris Financial at the end of the offering. At the midpoint of the appraised value of Harris Financial as concluded herein, the York Financial shareholders would receive Merger Consideration consisting of 1.725 of shares Harris Financial stock with an assumed per share value of $10.00 per share. Accordingly, if the offering were to close at the midpoint of the valuation range, 17,435,036 shares of Harris Financial stock will be issued and exchanged for 100 percent of the York Financial shares, resulting in total shares outstanding of 47,718,888, inclusive of the second step offering shares and exchange shares issued to currently minority shareholders of Harris Financial. Deal costs and expenses related to the acquisition have been estimated at $7.4 million on an after-tax basis. It is anticipated that cost savings of approximately $11 million on a pre-tax basis will be realized, primarily in the areas of personnel reductions and reduction in other operating expense areas. Such reductions in operating expenses are estimated to total 37 percent of York Financial's non-interest expense. The Bank has estimated that six or seven branch offices will likely be consolidated shortly following completion of the acquisition of York Financial, resulting in a portion of the above listed cost savings.

     Reasons for the Acquisition. The acquisition of York Financial will be
     ---------------------------
beneficial to the Bank's operations in a number of ways. For example, the acquisition will expand the Bank's market presence in the growing markets of central Pennsylvania presently served by Harris Financial. As a result of greater asset size and resources, the combined organization is also

RP Financial, LC.
Page 1.10


expected to be better postured to complete effectively with the large regional banks that operate in central Pennsylvania. Moreover, the additional earnings power provided by the acquisition, including the anticipated cost savings and leveraging benefits of the acquisition, is expected to support a competitive return on equity and facilitate Harris Financial's ability to enhance post-conversion shareholder value over the long term. The combined institution is expected to rank second in terms of market share in the five-county central Pennsylvania market area generally served by both institutions. In addition, in light of the continued consolidation of the banking industry, the current opportunity for these two similar institutions to merge and move forward as a stronger single entity may be lost in the future. Other reasons for the merger are set forth below.

          . The expanded branch network will enhance customer convenience, thereby increasing opportunities for growth at all of the Bank's branches.

          . Harris Financial offers a number of additional products and services that provide non-interest income that will likely be provided to the current York Financial customer base. Accordingly, the marketing efforts of the merged institutions will be more cost effective, given the larger customer base served in the markets.

          . Certain operating synergies and cost reductions, net of certain consolidation costs, are anticipated as a result of the merger, including:

                -- Reduction in a number of branch office locations through consolidation;

                -- Reduction in personnel expenses through consolidation of management positions;

                -- Reduction of certain professional services, such as legal, audit and tax and consulting;

                -- Spreading securities and shareholder reporting expenses over a larger base; and

                --  Certain cross-selling opportunities


     At the same time, there will be certain additional expenses related to integrating the two organizations and marketing the merged entity

          . The larger asset size, equity capital base and market capitalization should enhance Harris Financial's capacity to pursue other strategic acquisitions.

RP Financial, LC.
Page 1.11


Balance Sheet Trends
--------------------

     Table 1.1 shows the Bank's historical balance sheet data from December 31, 1995 through March 31, 2000, and the Bank's consolidated pro forma balance sheet at March 31, 2000 after giving effect to the acquisition of York Financial before incorporating the capital to be raised in the stock offering. The following paragraphs describe the historical balance sheet trends for the Bank on a pre-acquisition basis. The pro forma balance sheet impact of the acquisition of York Financial will be discussed at the end of this section.

     From December 31, 1995 through March 31, 2000, Harris exhibited annual asset growth of positive 20.4 percent. While growth was recorded in each time period examined, a large portion of the Bank's asset growth was realized between fiscal 1995 and 1997, as the result of the implementation of the wholesale leverage strategy and the acquisition of First Harrisburg. Overall, the Bank's interest-earning asset composition exhibits a shift towards a higher concentration of investment and mortgage-related securities, which was offset by declines in the concentration of loans maintained as a percent of assets. Cash, securities and mortgage-backed securities have constituted the largest component of the Bank's interest-earning asset since fiscal year end 1997. Asset growth has been funded by a combination of deposits and borrowings, with borrowings providing the majority of such funding increases. A summary of the Bank's key operating ratios on a pre-acquisition basis for the past five and one-quarter years is presented in Exhibit I-3.

     The Bank's loans receivable portfolio increased at a 17.9 percent annual rate from 1995 through March 31, 2000, declining as a percent of assets from
51.9 percent at year end 1995 to 47.5 percent at March 31, 2000. Loan growth has been relatively steady through the time period shown in Table 1.1. As indicated previously, loan growth has been supported by efforts to diversify the loan portfolio, primarily into commercial loans, both real estate secured and commercial business loans. Loan growth has been slowed somewhat by the Bank's general philosophy of selling originations of 1-4 family fixed rate residential loans with terms of more than 15 years.

     Harris' recent efforts to diversify the loan portfolio away from traditional 1-4 family residential mortgage loans are reflected in its loan portfolio composition, as 42.4 percent of total

RP Financial, LC.
Page 1.12

RP Financial, LC.
Page 1.13


loans receivable consisted of 1-4 family mortgage loans at March 31, 2000, a decline from 78.6 percent as of December 31, 1995. Currently, the balance of the loan portfolio is primarily diversified among commercial real estate and commercial business loans, which the Bank considers to be "business banking loans", comprising 28.7 percent of total loans outstanding at March 31, 2000, and consumer loans, totaling 28.9 percent as of the same date. These trends in the Bank's loan portfolio over the past four and one-quarter years indicate that loan growth has been most notable in the area of business banking loans, which increased from 4.5 percent to 28.7 percent of total loans outstanding during that timeframe. Consumer loans increased from 17.0 percent to 28.9 percent of the loan portfolio over the same time period. Comparatively, over the same time period, the balances of 1-4 family loans exhibited positive growth, but declined as a percent of total loans outstanding.

     The intent of the Bank's investment policy is to generate a favorable return and provide required liquidity within the context of supporting the Bank's capital management, earnings, credit and interest rate risk objectives. Over the past five and one quarter years, the Bank's balance of cash and investment securities ranged from a high of 31.8 percent of assets at year end 1998 to a low of 14.7 percent of assets at December 31, 1995. The level of such assets declined from the 1998 fiscal year end high to 22.4 percent as of March 31,2000, as largely attributable to redeployment of those funds into mortgage-backed securities. As of March 31, 2000, investment securities held by the Bank consisted primarily of U.S. Government and agency securities ($348.1 million), equity investments, including mutual funds ($70.3 million), corporate bonds ($63.4 million) municipal securities ($62.7 million) and FHLB stock ($45.8 million). To support management of interest rate risk and liquidity, the Bank's current philosophy has been to maintain all investment securities as available-for-sale. The Bank maintained an unrealized loss of $35.1 million on the available-for-sale portfolio as of March 31, 2000. In addition to investment securities, the Bank maintained cash and cash equivalents totaling $54.5 million or 2.0 percent of assets at March 31, 2000, which was consistent with recent historic levels. Cash and cash equivalents served as the primary funding source for additional purchases of mortgage-related securities.

     Mortgage-backed securities ("MBS") have constituted a significant portion of the balance sheet since fiscal 1995, reflective of the Bank's wholesale leverage strategy. The MBS portfolio

RP Financial, LC.
Page 1.14


increased from a low of $364.6 million or 20.6 percent of assets at year end 1996 to a high of $737.2 million or 26.6 percent of assets at March 31, 2000. Privately issued collateralized mortgage obligations ("CMOs") comprise the major portion of the portfolio, with the remainder of the portfolio guaranteed or insured by a federal agency. Adjustable rate securities comprise the major portion of the mortgage-backed securities portfolio, most of which had contractual maturities of more than ten years at March 31, 2000. A total of $564.7 million, or 76.7 percent of the MBS portfolio was anticipated to prepay or reprice within three years of March 31, 2000. The entire MBS portfolio is classified as available for sale and the Bank maintained an unrealized pre-tax loss of $57.9 million on the portfolio as of March 31, 2000. Exhibit I-4 provides historical detail of the Bank's portfolios of investment and MBS.

     Intangible assets totaled $16.9 million or 0.6 percent of assets at March 31, 2000. Goodwill represented $10.2 million of this total, resulting from the acquisition of First Harrisburg in 1996, while the remaining balance of the intangible asset is a core deposit intangible value from two branch acquisition transactions. The goodwill is being amortized over a 15-year period on a straight-line basis and the core deposit intangible is being amortized over a seven-year period on a straight-line basis.

     Over the past five and one-quarter years, the Bank's funding needs have been substantially met through retail deposits, borrowings, internal cash flows and retained earnings, with the primary trend of an increasing reliance on borrowed funds. From year end 1995 through March 31, 2000, the Bank's deposits increased at an annual rate of 7.1 percent, with deposit growth in fiscal 1996 realized primarily through the acquisition of First Harrisburg. However, deposits as a percent of assets decreased from 85.5 percent at year end 1995 to
51.9 percent at December 31, 1997 due to the implementation of the wholesale leverage strategy and an increasing reliance on borrowings to support operations. As of March 31, 2000, deposits as a percent of assets remained at
52.0 percent, as the continued moderate increase in deposits has been offset by continued increased use of borrowed funds that has supported asset growth. The Bank's deposit composition has exhibited a slight shift towards a higher concentration of transaction accounts over the past three and one-quarter years with a corresponding decrease in savings accounts. CDs continue to comprise the largest component of the Bank's deposits and have remained relatively consistent over that time period. CDs accounted for 66.6 percent of the

RP Financial, LC.
Page 1.15


Bank's deposits at March 31, 2000. Money market accounts represent the largest component of the Bank's transaction and savings account balance, comprising 37.1 percent of those deposits at March 31, 2000.

     Borrowings have served as an increasingly important funding source as the Bank implemented the wholesale leverage strategy and pursued other capital management strategies over the past few years. Prior to 1996, the Bank's use of borrowings was limited. Comparatively, at year end 1997, borrowings reached a balance of $854.0 million or 38.7 percent of assets, reflecting the impact of the wholesale leverage strategy. Borrowings, in the form of FHLB advances and reverse repurchase agreements continued to increase beyond the 1997 level to a high of $1.123 billion as of March 31, 2000. Borrowings consisted of short-, intermediate- and long-term FHLB advances which have been taken down in concert with interest rate risk strategies.

     The Bank's equity capital increased at a 2.4 percent annual rate over the past four and one-quarter years. Although the Bank has been profitable in each period, the increases in capital resulting from retained earnings have been offset somewhat by stock repurchases, a significant negative AFS adjustment, and dividends to public shareholders. In particular, the AFS adjustment has noticeably reduced stated equity, due to the significant portfolio of AFS securities held by the Bank and recent increases in prevailing market rates. Capital growth did not keep pace with the Bank's asset growth rate, as the Bank's equity-to-assets ratio declined from 12.1 percent at year end 1995 to 6.0 percent at March 31, 2000. The Bank maintained capital surpluses relative to all of its regulatory capital requirements at March 31, 2000.

     Balance Sheet Impact of the Acquisition of York Financial. On a stand-alone
     ---------------------------------------------------------
basis, York Financial has pursued a similar business strategy as Harris Financial, operating in complementary markets, with similar lines of business and management philosophies. From June 30, 1995 through March 31, 2000, York Financial's assets increased at an annual rate of 10.6 percent. Asset growth was realized through both loan and investment securities growth, with MBS accounting for a relatively minor portion of York Financial's asset growth since year end 1995. Growth at York Financial has been funded by increased utilization of borrowings and, to a lesser extent, deposit growth. Borrowings held by York Financial, which consist

RP Financial, LC.
Page 1.16


substantially of short-term FHLB advances with terms of one month, increased from $65.8 million at year end 1995 to $348.0 million at March 31, 2000. York Financial's deposits increased at a 7.1 percent annual rate over the past four and one-quarter years, with positive growth being sustained throughout the period. Like Harris Financial, loans receivable have consistently represented the largest component of York Financial's interest-earnings asset composition, but have declined as a percent of total assets from 84.3 percent at year end 1995 to 69.2 percent of assets at March 31, 2000. York Financial has been predominantly a 1-4 family lender, with such loans approximating $715 million or
63.0 percent of York Financial's total loans outstanding at March 31, 2000. Consumer and commercial loans represent the primary area of lending diversification for York Financial, with personal loans and home equity loans constituting the largest portion of the consumer loan portfolio. Lending diversification by York Financial also includes construction and commercial business loans. York Financial's equity increased at a 5.5 percent annual rate over the past four and three-quarter years. Like operations at Harris Financial, York Financial's capital growth rate reflects the negative impact of stock repurchases, dividend payments and a negative AFS adjustment largely offsetting the positive impact provided by the retention of earnings. York Financial's equity-to-assets ratio equaled 6.7 percent at March 31, 2000, versus a comparable ratio of 8.5 percent at year end 1995. All of York Financial's capital is tangible capital and York Financial maintained capital surpluses relative to the regulatory capital requirements as of March 31, 2000.

     The acquisition of York Financial will be accounted for using the pooling of interests method, in which the assets and liabilities of York Financial will be added to those of Harris Financial at their historical cost. The "Pro Forma Combined" column in Table 1.1 shows the pro forma impact of combining the March 31, 2000 balance sheets of Harris Financial and York Financial, including a $7.3 million after-tax impact of anticipated merger costs net of consolidating assets held at the MHC level. On a pro forma combined basis, assuming pooling of interests accounting and prior to the impact of the offerings, Harris Financial reported assets of $4.4 billion, stockholders' equity of $269.8 million, and tangible stockholders' equity of $252.9 million. It is these pre-conversion financial figures that will be utilized in conjunction with the valuation analysis in Chapter IV of this appraisal.

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Income and Expense Trends
-------------------------

     Table 1.2 shows the Bank's historical income statements from the year ended December 31, 1995 through the twelve months ended March 31, 2000, as well as the Bank's pro forma combined income statement for the twelve months ended March 31, 2000 giving effect to the acquisition of York Financial. Earnings for the Bank over the past five and one-quarter years ranged from a low of 0.07 percent of average assets in 1996 to a high of 0.89 percent of average assets in 1997. For the twelve months ended March 31, 2000, the Bank reported net income of $17.8 million or 0.67 percent of average assets. After adjusting net income for non-recurring and non operating items, the Bank recorded adjusted net income of $16.9 million for the twelve months ended March 31, 2000. Consistent with the Bank's traditional thrift operating strategy, net interest income and operating expenses represent the primary components of the Bank's core earnings. Non-interest operating income has been somewhat limited, but has become an increasing contributor to the Bank's earnings. Loan loss provisions have typically been a limited factor in the Bank's earnings, reflecting the portfolio of relatively low risk 1-4 family loans and relatively high concentration of interest-earning assets maintained as low risk investments. Gains and losses realized from the sale of loans and investments have been a net contributor to the Bank's earnings over the past three fiscal years, with such gains derived through the sale of fixed rate 1-4 family loan originations, MBS and certain investment securities.

     The Bank has maintained a relatively low net interest margin throughout the period shown in Table 1.2, reflecting the Bank's emphasis on managing interest rate risk and credit risk and pursuing growth through the wholesale leverage strategy as the concentration of investments in the earning asset portfolio funded by borrowed funds has reduced the net interest margin spread. Over the past five and one-quarter years, the Bank's net interest income to average assets ratio ranged from a low of 2.32 percent for the 12 months ended March 31, 2000 to a high of 2.89 percent during fiscal 1995. The slight nature of the decline in the Bank's net interest margin from 1997 through the most recent 12 month period is indicative of the Bank's success in managing interest rate risk, as the net interest margin has only varied by 0.10 percent over that time period and the Bank's yield/cost spread fluctuated by only 0.03 percent during fiscal years 1997 through 1999. The Bank's weighted average yield on interest-earning assets declined by 0.40 percent over that two year time frame, while the average cost of interest-bearing liabilities
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declined by 0.37 percent. Overall, the Bank's interest rate spread declined from
2.38 percent in 1997 to 2.35 percent in 1999.

     For the three months ended March 31, 2000, the Bank's net interest margin ratio decreased to 2.27 percent. The decrease in the net interest margin ratio was due to a noticeable increase in funding costs, as the recent higher interest rate environment has caused costs of interest-bearing liabilities to increase faster than yields on interest-earning assets. Overall, the Bank's net interest rate spread and net interest margin have exhibited relatively limited fluctuation, reflecting the Bank's emphasis on management of interest rate risk and match-funding of assets and liabilities through interest rate sensitive types of lending and maintaining an investment portfolio which includes securities with short- and intermediate-term maturities. The Bank's historical net interest rate spreads and yields and costs set are set forth in Exhibits I-3 and I-5.

     Although the Bank has initiated strategies to improve non-interest operating income levels and diversify the revenue base of the Bank, non-interest operating income generally has not been a significant contributor to the Bank's earnings, with such income largely derived from retail banking fees and service charges. Throughout the period shown in Table 1.2, non-interest operating income ranged from a low of 0.25 percent of average assets in 1996 to a high of 0.38 percent of average assets during the twelve months ended March 31, 2000. The increase in non-interest operating income has been primarily realized through the above mentioned additional revenue sources and from growth of income generated from the larger customer and deposit base. The Bank's commercial banking emphasis is expected to increase the level of non-interest operating income in the future, however, the Bank's earnings can be expected to remain highly dependent upon the net interest margin.

     Operating expenses represent the other major component of the Bank's earnings, ranging from a low of 1.69 percent of average assets for the twelve months ended March 31, 2000 to a high of 2.11 percent of average assets during 1996. The Bank's maintenance of a relatively high concentration of interest-earning assets in less service intensive cash, investments and MBS has contributed to its control of operating expenses, and the decline in operating expenses from the 1996 high to current levels is due to the wholesale leverage strategy that has spread operating expenses over a much larger asset base. Upward pressure will be placed on the Bank's operating
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expense ratio following the stock offering and acquisition of York Financial, due to expenses related to the stock benefit plan. However, anticipated cost savings provided by the acquisition are expected to be material, resulting in improved operating expense ratios going forward, as York Financial will be merged into Harris Financial.

     Overall, the general trends in the Bank's net interest margin and operating expense ratio since 1995 have resulted in a decline in the expense coverage ratio (net interest income divided by operating expenses). The Bank's expense coverage ratio equaled 1.54 times during 1995, versus a comparable ratio of 1.37 times during the twelve months ended March 31, 2000. Comparatively, the Bank's efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of net interest income and non-interest operating income) of
62.4 percent for the twelve months ended March 31, 2000 was less favorable than the 59.2 percent efficiency ratio maintained during 1995. A decline in the net interest margin and a relatively stable level of operating expenses both contributed to the decrease in the Bank's efficiency ratio since 1995.

     Over the past five and one-quarter years, credit quality related losses generally have not been a material factor in the Bank's earnings, reflecting the Bank's maintenance of generally favorable credit quality measures and an active local real estate market. Loan loss provisions established by the Bank ranged from a low of 0.00 percent of average assets during 1995 to a high of 0.13 percent of average assets during fiscal year 1996. As of March 31, 2000, the Bank maintained valuation allowances of $12.0 million, equal to 0.92 percent of net loans receivable and 73.83 percent of non-performing assets and accruing loans 90 days or more past due. Exhibit I-6 sets forth the Bank's loan loss allowance activity during the past five and one-quarter years.

     Gains and losses resulting from the sale of loans, MBS and investment securities have been a somewhat limited factor in the Bank's earnings throughout the past five and one-quarter years. Over the past five and one-quarter years, net gains on sales of these assets posted by the Bank have ranged from a low of a slight loss as a percent of average assets during the twelve months ended March 31, 2000 to a high of 0.41 percent of average assets for fiscal 1998. The gains posted by the Bank in recent years have been realized through the sale of a mixture of fixed rate 1-4 family loans, MBS and investment securities, with loan sales and MBS sales providing

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the higher amounts of gains on sale. The recent decline in such gains reflect the recent rising interest rate environment and a slow down experienced in the Bank's lending volume of longer term fixed rate loans. Accordingly, gains recorded by the Bank have been largely contingent upon the prevailing interest rate environment and demand for longer term fixed rate loans and, thus, should be viewed as a fluctuating component of the Bank's earnings. The relatively high non-operating loss posted in 1996 reflects the impact of the special assessment to recapitalize the SAIF, which amounted to a pre-tax expense of $11.3 million or 0.77 percent of average assets. During the twelve months ended March 31, 2000, the Bank recorded two significant non-operating income items, the sale of a significant parcel of real estate at an approximate $2.6 million pre-tax gain and the disposition of mortgage banking operations at an approximate $1.2 million pre-tax loss. These items are non-recurring items.

     The Bank's effective tax rate has generally approximated 28 to 30 percent, lower than the stated federal and state combined corporate rate due to the use of tax-free investments in the Bank's investment portfolio and the use of a Delaware-state investment subsidiary which provides for exemption from state income taxes for investments placed in the subsidiary. As set forth in the Prospectus, the Bank's marginal effective tax approximates 35 percent.

     Pro Forma Earnings Impact of York Financial Acquisition.  On a stand-alone
     -------------------------------------------------------
basis, York Financial reported positive earnings over the past five and one-quarter years, ranging from a low of 0.61 percent of average assets during 1997 to a high of 0.99 percent of average assets during 1996. For the twelve months ended March 31, 2000, York Financial reported net income of $10.5 million or
0.68 percent of average assets. The relatively low return posted during 1997 was attributable to the one-time special SAIF assessment, which amounted to 0.30 percent of average assets, net of taxes. Net interest income and operating expenses also represent the major components of York Financial's core earnings, which is supplemented by non-interest operating income derived from fees and service charges and other miscellaneous sources of income. Loan loss provisions have had a limited impact on York Financial's earnings, which has been supported by York Financial's maintenance of favorable credit quality measures. Gains realized from the sale of loans and investments have been a modest contributor to York Financial's earnings throughout the past five and one-quarter years. For the twelve months ended March 31,
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2000, York Financial maintained expense coverage and efficiency ratios of 1.21 percent and 65.2 percent, respectively.

     The "Pro Forma Combined" column in Table 1.2 shows the pro forma impact of the acquisition, assuming pooling of interests accounting, on the March 31, 2000 trailing twelve months earnings of Harris Financial. These figures reflect the historical trailing twelve months earnings for Harris Financial and York Financial. On a pro forma combined basis, assuming pooling of interests accounting and prior to the impact of the offerings, Harris Financial reported earnings of $28.3 million, equal to 0.68 percent of average assets, and adjusted net income of $26.6 million. The pro forma combined figures reflect no impact from potential cost savings resulting from the acquisition. It is these pre-conversion earnings figures that will be utilized in conjunction with the valuation analysis in Chapter IV of this appraisal.

Interest Rate Risk Management
-----------------------------

     The Board and management recognize the importance of interest rate risk to the Bank's operations; accordingly, in managing the Bank's interest rate risk, the Bank seeks to maintain an acceptable balance between maximizing yield potential and limiting exposure to changing interest rates. Management of the Bank's interest rate risk is conducted on an ongoing basis and is reviewed formally by the Asset/Liability Committee ("ALCO") as needed. Harris Financial also utilizes monthly interest rate risk exposure reports prepared internally to monitor and analyze the effects that interest rate movements will have on the balance sheet and on net interest income. A "cumulative gap" calculation is also performed on a monthly basis, to detail the differences between the repricing of earning assets and costing liabilities within specific time buckets. Based on the Bank's most recent quarterly analysis, a 200 basis point instantaneous and sustained rise in interest rates would result in a 5.9 percent decline in net interest income and a negative 12.8 percent negative gap in the one-year time period. These are within targeted limits as set forth by the Board (see Exhibit I-7).

     The Bank manages interest rate risk from both the asset and liability side of the balance sheet. On the asset side, the Bank emphasizes investment in securities that are match-funded with borrowed funds, sells long term 1-4 family fixed rate loan originations to the secondary market and has diversified into interest rate sensitive types of lending. As of March 31, 2000, of
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the total loans due after March 31, 2000, ARM loans comprised 28 percent of those loans (see Exhibit I-8). The Bank's entire investment portfolio is classified as available-for-sale and, thereby, facilitates the ability to sell investments for purposes of interest rate risk management. In addition, the Bank manages interest rate risk in its pipeline of construction loans by purchasing hedges comprised, at March 31, 2000, of 6 hedges with a notional principal balance of $32.5 million. On the liability side of the balance sheet, management of interest rate risk has been pursued through utilizing match-funded and laddered FHLB advances with terms of more than one year, seeking to extend CD maturities through offering attractive rates on certain longer term CDs, and emphasizing growth of lower cost and less interest rate sensitive transaction and savings accounts.

     Management of interest rate risk by York Financial is conducted in a similar manner as Harris Financial, including diversification into interest rate sensitive types of lending, selling longer term 1-4 family fixed rate loan originations to the secondary market and utilizing fixed rate FHLB advances with terms of more than one year. York Financial relies on OTS and internally generated interest rate risk exposure reports to monitor and analyze the effects that interest rate movements will have on the balance sheet and net interest income. As of December 31, 1999, the internally generated analysis indicated York Financial's 12 month net interest income under a 200 basis point instantaneous and sustained rise in interest rates would decline by 18 percent.

Lending Activities and Strategy
-------------------------------

     The Bank's lending activities have traditionally emphasized 1-4 family permanent mortgage loans, although as part of the recent strategic conversion to a commercial banking strategy, the Bank has increased the focus on originating and investing in business banking loans. 1-4 family permanent mortgage loans continue to comprise the largest concentration of the loan portfolio. Beyond 1-4 family loans, lending diversification by the Bank has emphasized business banking loans, including commercial real estate commercial business loans, and consumer loans. To a lesser extent, lending diversification by the Bank includes construction loans. Exhibit I-9A provides historical detail of Harris Financial's loan portfolio composition over the past five and one-quarter years and Exhibit I-10 provides the contractual maturity of the Bank's loan portfolio

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by loan type as of March 31, 2000. York Financial's loan portfolio composition exhibits a somewhat higher proportion of 1-4 family permanent mortgage loans and residential construction loans, with diversification into other types of lending consisting primarily of consumer loans.

     The Bank originates both fixed rate and adjustable rate 1-4 family permanent mortgage loans, retaining a majority of the ARM loan originations for portfolio. Currently, most fixed rate loan originations with terms of more than 15 years are sold to the secondary market. Standard fixed rate loans offered by the Bank have terms ranging from 10 to 30 years. ARM loans offered by the Bank include adjustable loans that reprice every year, as well as loans that have are adjustable in nature that the borrower can convert to a fixed rate loan at the end of one or five years. ARM loans are also offered that are fixed for the first 3 or 5 years and convert to an annual adjustment feature at that time. ARM loans are currently indexed to U.S. Treasury securities, with the initial rate of interest dependent upon the length of the repricing term (i.e., a lower rate is charged for loans with an initial five-year fixed rate repricing term compared to loans with an initial one-year repricing term). Initial rates on ARM loans are typically discounted from the fully-indexed rate.

     Loans sold by the Bank are sold to on a servicing released basis, as it was recently determined that the retention of servicing was not profitable for the Bank. Consistent with secondary market requirements, the Bank will originate 1-4 family loans up to a loan-to-value ("LTV) ratio of 95.0 percent, although private mortgage insurance ("PMI") is typically required for loans with LTV ratios above 80.0 percent. The Bank has not historically purchased loans. As of March 31, 2000, the Bank's 1-4 family permanent mortgage loan portfolio equaled $558.4 million or 42.4 percent of total loans outstanding.

     York Financial's 1-4 family lending activities are fairly comparable to the Bank's. Loans are underwritten to secondary market requirements and with the exception of fixed rate loans with terms of more than 15 years are currently retained for portfolio by York Financial. Loans are generally sold to the secondary market with servicing retained by York Financial. York Financial offers a one-year ARM loan with the loan interest rate tied to the U.S. Treasury one year rate. A five-year adjustable rate loan is also offered that the interest rate is fixed for the first five years and adjusts annually thereafter. York Financial also offers fixed rate 7-year balloon
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loans on residential property. York Financial has not historically purchased significant balances of 1-4 family residential loans. As of March 31, 2000, York Financial's 1-4 permanent mortgage loan portfolio equaled $710.9 million or 63.0 percent of total loans outstanding. A comparison of Harris' and York Financial's loan portfolio composition as of March 31, 2000 is included as Exhibit I-9B).

     Construction loans originated by the Bank consist of construction-permanent loans. Construction loans are underwritten with the same terms as the Bank's permanent mortgage loans, but require payment of interest only during the construction period. The Bank's construction loans are secured by a mixture of 1-4 family, commercial and multi-family properties. As of March 31, 2000, Harris' outstanding balance of construction and development loans totaled $19.4 million or 1.5 percent of total loans outstanding. In most cases, the Bank buys a hedge for the six month construction period and then sells into the secondary market the permanent mortgage loan into which the construction loan converts. As of March 31, 2000, York Financial's outstanding balance of construction and land loans totaled $136.6 million or 12.1 percent of total loans outstanding. York Financial's construction loan activity is also primarily focused on residential property in the local market area. A majority of the construction loans convert to permanent status.

     Through its business banking department, the Bank is an active originator of commercial real estate and commercial business loans, which are generally collateralized by properties in the Bank's primary market area. As of March 31, 2000, the Bank had $104 million in commercial real estate loans and $274 million of commercial business loans. Properties securing the commercial real estate portfolio consist primarily of office buildings, industrial facilities, retail facilities or apartment buildings. The Bank originates commercial real estate and multi-family loans up to a maximum LTV ratio of 80 percent and requires a minimum debt-coverage ratio of 1.2 times. Loan terms typically provide for up to 20-year amortizations and are generally offered with 10-year terms that are fixed for the first three or five years. In light of the higher credit risk associated with commercial real estate and multi-family loans, loan rates offered on those loans are at a premium to the Bank's 1-4 family loan rates. Commercial business loans are made in the primary market area to professionals, sole proprietorships and small to medium sized businesses. Loans are generally fixed rate for the first three or five years and have terms of up to ten years.
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Commercial loans are generally secured by a wide variety of collateral and supported by personal guarantees.

     York Financial, to a lesser extent, offers commercial real estate and commercial business loans under comparable terms as offered by Harris Financial, requiring a LTV ratio of 80 percent or less and a debt-coverage ratio of at least 1.2 times. The portfolio is secured substantially by local properties or businesses, which includes office buildings, industrial properties, retail properties and apartment buildings. As of March 31, 2000, York Financial's portfolio of commercial real estate and commercial business loans totaled $125 million or 11 percent of total net loans outstanding.

     Loan portfolio diversification by Harris Financial into other types of lending consists of consumer loans. The Bank's consumer loan portfolio is substantially comprised of automobile, manufactured housing (mobile homes), and other miscellaneous consumer credit. The Bank maintains a portfolio of mobile home loans of approximately $80 million that have been purchased from a mobile home loan origination company in Florida. These loans are secured by mobile homes in most states east of the Mississippi River. The Bank targets a mobile home loan portfolio of approximately 3 percent of assets, and expects to maintain this portfolio size following the York Financial acquisition. The agreement with Triad allows for a dealer commission. Harris also originates indirect automobile loans obtained through dealers in the central Pennsylvania area, and maintains a portfolio of approximately $105 million of automobile loans. Such loans are attractive to the Bank due to their short-term or adjustable rate nature, which minimizes interest rate risk, and the higher interest rates of these loan types, which provides more interest income to the Bank. Automobile loans have terms of up to six years for a new car. As of March 31, 2000, the Bank has originating automobile loans from approximately 50 dealers in the market area. Harris also originates home equity real estate loans or real estate loans secured by 2nd mortgages on residential property in the Bank's market area. Home equity loans originated by the Bank area generally fixed rate with terms of up to 15 years, while home equity lines of credit area adjustable rate indexed to the prime rate of interest. This area of lending is expected to have a lower focus that commercial and other consumer type lending.

     Consumer lending has also been an area of lending diversification for York Financial, which has been supported by home equity lending and education loans. As of March 31, 2000,
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home equity loans accounted for $51.4 million or 32 percent of York Financial's consumer loan portfolio, while education loans totaled $20.8 million, or 13 percent. The balance of York Financial's consumer loan portfolio consists primarily of home improvement loans, installment loans, automobile loans, boat loans and loans secured by deposits and credit card balances. As of March 31, 2000, York Financial's consumer loan portfolio totaled $158.6 million or 14 percent of total loans outstanding.

     Exhibit I-11 provides a summary of the Bank's lending activities over the past five and one-quarter fiscal years. First mortgage loans, consisting primarily of 1-4 family permanent mortgage loans, have accounted for the largest portion the Bank's total lending volume during the past five and one-quarter fiscal years, although lending volumes for 1-4 family, commercial and consumer were essentially equal for fiscal 1999. Growth of the 1-4 family loan portfolio has been partially slowed by the sale of fixed rate loan originations, which peaked at $199.4 million during 1999. Loan originations peaked in fiscal 1998 at $762.1 million. An increase in refinancing activity largely accounted for the peak levels of originations, repayments and sales recorded by the Bank during 1998. The Bank has recorded minimal levels of loan purchases in the last five years.

     York Financial's recent lending activities reflect originations of consumer loans and 1-4 family permanent mortgage loans, which have been the most active areas of lending for York Financial. Originations of 1-4 family permanent mortgage loans were significant in 1998 and 1999, reflecting the impact of an increase in refinancing activity. The increase in refinancing activity also translated into higher loan repayment and loan sales and, thus, the loan portfolio decrease in both 1998 and 1999. Loan origination activity remained relatively strong into fiscal 2000, resulting in overall loan portfolio growth into fiscal 2000.

Asset Quality
-------------

     The Bank's 1-4 family lending emphasis has generally supported favorable credit quality measures. Over the past five and one-quarter fiscal years, Harris' balance of non-performing assets and accruing-loans that are 90 days or more past due ranged from a low of 0.59 percent of assets year end 1998 to a high of 0.72 percent of assets at year end 1996. As of March 31, 2000, the Bank's non-performing assets-to-assets ratio equaled 0.63 percent. As shown in
Exhibit I-12,
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the Bank held $10.8 million of non-accruing loans, $5.1 million of accruing loans that are 90 days or more past due and $1.5 million of foreclosed real estate, as of March 31, 2000. The Bank reviews and classifies assets on a monthly basis and establishes loan loss provisions based on the overall quality, size and composition of the loan portfolio, as well other factors such as historical loss experience, industry trends and local real estate market and economic conditions. The Bank maintained valuation allowances of $12.0 million at March 31, 2000, equal to 0.92 percent of net loans receivable and 75.68 percent of non-performing assets and accruing loans that are 90 days or more past due.

     York Financial's non-performing assets and accruing loans that are 90 days or more past due have been minimal over the past five and one-quarter years. As of March 31, 2000, York Financial's balance of non-performing assets and accruing-loans that are 90 days or more past due totaled $11.2 million or 0.69 percent of assets. York Financial maintained valuation allowances of $11.3 million at March 31, 2000, equal to 1.01 percent of net loans receivable and
141.5 percent of non-performing assets and accruing loans that are 90 days or more past due.

Funding Composition and Strategy
--------------------------------

     Deposits have consistently accounted for the Bank's primary source of funds and at March 31, 2000 deposits accounted for 56.2 percent of Harris' interest-bearing funding composition. Exhibit I-13A sets forth the Bank's historical deposit composition for the past three and one-quarter years and Exhibit I-14 provides the interest rate and maturity composition of the CD portfolio at March 31, 2000. CDs represent the largest component of the Bank's deposit composition, with Harris' current CD composition reflecting a higher concentration of short-term CDs (maturities of one year or less). As of March 31, 2000, the CD portfolio totaled $964.1 million or 67.0 percent of total deposits, with 54 percent of those CDs maturing in one year or less. As of March 31, 2000, jumbo CDs (CD accounts with balances of $100,000 or more) amounted to $118.8 million or 12.3 percent of total CDs. Harris maintains a balance of brokered CDs equal to approximately $85 million that have been obtained in relation to the Bank's wholesale leverage strategy. Deposit rates offered by the Bank are generally in the middle of the range of rates offered by local competitors.
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     Lower cost savings and transaction accounts comprise the balance of the
Bank's deposit composition, with such deposits amounting to $475.6 million, or 33 percent, of total deposits at March 31, 2000. Over the past three and one-quarter fiscal years, the Bank's concentration of transaction and savings accounts comprising total Within the core deposit base, money market deposit accounts have increased while savings accounts have declined.

     Borrowings have served as an increasingly important funding source for the Bank to support the wholesale leverage strategy and capital management issues of the Bank. Prior to 1996, the Bank's use of borrowings deposits has remained relatively constant as a percent of total deposits. was limited. Comparatively, at year end 1997, borrowings reached a balance of $854.0 million or 38.7 percent of assets, reflecting the impact of the wholesale leverage strategy. Borrowings, in the form of FHLB advances and reverse repurchase agreements continued to increase beyond the 1997 level to a high of $1.123 billion as of March 31, 2000. These borrowings consisted of short-, intermediate- and long-term FHLB advances which have been taken down in concert with interest rate risk strategies.
Exhibit I-15 provides further detail of Harris' borrowing activities during the past three and one-quarter years.

     As of March 31, 2000, deposits held by York Financial totaled $1.2 billion and accounted for 77 percent of York Financial's interest-bearing funding composition. CDs represent the largest component of York Financial's deposit composition, with York Financial's current CD composition reflecting a higher concentration of short-term CDs. As of March 31, 2000, the CD portfolio totaled $638 million or 54.7 percent of total deposits. As of March 31, 2000, jumbo CDs amounted to $191.9 million or 30.0 percent of total CDs. York Financial held no brokered CDs at March 31, 2000. Transaction and savings accounts comprised 45.3 percent of York Financial's total deposits at March 31, 2000. As of March 31, 2000, money market accounts comprised the largest component of York Financial's core deposits, equaling $327 million or 61.8 percent of core deposits. A comparison of the deposit compositions of Harris Financial and York Financial is included at Exhibit I-13B).

     York Financial maintained borrowings of $348 million at March 31, 2000, which consisted substantially of FHLB advances. FHLB advances held by York Financial consist of fixed rate instruments, most of which had remaining maturities of more than one year at March 31, 2000. York Financial also held $5.1 million of other variable rate borrowings at March 31,
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2000. Exhibit I-15B provides detail of York Financial's borrowing activities during the past three and one-quarter years.

Subsidiaries
------------

     Harris has a total of five wholly-owned subsidiaries: AVSTAR Mortgage Corporation, Harris Delaware Corporation, H.S. Service Corporation, First Harrisburg Service Corporation, and C.B.L. Corporation. AVSTAR Mortgage Corporation is a mortgage banking company that originates and sells primarily 1-4 family residential loans. AVSTAR was significantly wound down during fiscal 1999. Harris Delaware manages certain investments in marketable securities. H.S. Service Corporation is primarily engaged in residential real estate investments in joint ventures. First Harrisburg Service Corporation is mainly involved with title, life, annuity, and other insurance activities and an investment in a wholly-owned subsidiary that is primarily engaged in real estate investments in joint ventures. C.B.L. Service Corporation is inactive and has negligible assets and liabilities. The Bank also maintains a 50 percent ownership in WFG Capital, an investment advisory firm that is headquartered in Harrisburg.

     In addition to York Federal, York Financial maintains seven active subsidiaries: York Financial Investment Corporation (a second tier subsidiary), Y-F Service Corporation, First Capital Brokerage Services, Inc., First Capital Insurance Services, Inc., New Service Corp., Lenders Support Group and Meridian Venture Partners. York Financial Investment Corporation is a Delaware corporation that engages in the management of certain investment securities. Y-F Service Corporation owns office facilities that it leases to York Federal and affiliates and is engaged in land acquisition, development and construction of future branch office locations. First Capital Brokerage Services, Inc. is a discount securities brokerage subsidiary that provides services to customers of York Federal and the general public. First Capital Insurance Services, Inc. provides credit life and health insurance products to certain of the insured institution's consumer loan customers, employee group benefit plans, as well as a wide variety of life insurance products to the retail market. New Service Corp. primarily engages in land acquisition, development and construction projects for management or resale. Lenders Support Group performs residential construction and home inspection and residential appraisal services for York Federal and the general public. Meridian Venture Partners ("MVP") is an equity
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Page 1.31


oriented venture capital partnership organized in 1987 and licensed as a small business investment company. The purpose of MVP is to make equity investments, primarily in established companies.

     With the exception of York Financial Investment Corporation, current plans are to maintain all other operating subsidiaries following the acquisition. At this time, there are no other plans to close or consolidate the existing subsidiaries maintained by Harris and York Financial.

Legal Proceedings
-----------------

     In March 1998 Plaintiffs Mr. And Mrs. Laureano brought a legal action in the Court of Common Pleas of Berks County, Pennsylvania against Avstar Mortgage Corporation, a presently inactive subsidiary of Harris Savings Bank, several of its former officers and employees and other individuals and corporations. Mr. And Mrs. Laureano in October of 1999 brought another action in Berks County Court against various additional defendants including Harris Savings Bank, Harris Financial and three other ex officers and employees of Avstar. Both cases arise out of the Laureanos' claims that they were sold a house and given a mortgage by Avstar for more than the house was worth. The Laureanos have characterized their complaints as class actions. Harris Financial, Harris Savings Bank, Avstar and its former employees are actively contesting both the legal and factual basis of the Laureanos' claims as well as their suitability for class action status. As of June 5, 2000 preliminary objections of all defendants to the Laureanos' third amended compliant are pending before the court. Because of the preliminary status of the proceedings, the extent of the potential damages, losses or costs, if any, of Harris Financial or its subsidiary is not ascertainable at this time and will not likely be determinable in the immediate future.

     Harris Financial is aware that as the result of the Laureano suit, the Department of Housing and Urban Development is engaged in an on-going investigation of the Federal Housing Administration insured lending activities of Avstar Mortgage Corporation. The Department of Housing and Urban Development has indicated the likelihood that it will initiate administrative and potentially civil proceedings for sanctions against Avstar and Harris Savings Bank as its parent. Because Harris Financial and Harris Savings Bank are not aware of the commencement
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Page 1.32


of any legal action, and believe that there are currently no claims pending, the extent of the potential damages, losses or costs, if any, of Harris Financial or its subsidiary is not ascertainable at this time and will not likely be determinable in the immediate future.

     In addition, to the matter discussed above, there are various claims and lawsuits in which Harris Financial is periodically involved incident to Harris Financial's business. In the opinion of management, no material loss is expected from any of such pending claims or lawsuits.
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Page 2.1


                                II. MARKET AREA

Introduction
------------

     Harris is one of Pennsylvania's largest thrifts, serving the south-central region of the state with 33 branch offices. Four branch offices are also maintained in the Hagerstown, Maryland metropolitan area. Through its branch network, the Bank serves five counties, and several loan production offices serve three additional counties in south-central and southeastern Pennsylvania. This network of branches provides access to a large population base, in excess of 1.5 million persons, and includes both metropolitan areas and more rural sections of the Commonwealth. The Bank is headquartered and maintains its largest market presence in the Harrisburg metropolitan area, including Dauphin County (which contains the city of Harrisburg), and Cumberland County, directly west of Harrisburg across the Susquehanna River. Approximately 50 percent of the Bank's deposits are located in these two counties. The Bank maintains an additional presence in Lancaster and Lebanon Counties, with a minor presence in York County. Lancaster County represents a fast-growth area with a population base approaching 500,000, and an economy traditionally based on agriculture that has seen a significant expansion of suburban development. Lebanon County remains a relatively small county in terms of population and is more rural in nature than the Bank's other four market area counties. The Bank also maintains a small presence in York County through three offices. York County is a relatively strong growth market area in terms of population, with noticeable development of suburban areas. These five counties all reflect a contiguous market area. The substantial portion of Harris' lending and deposit activities are derived from the counties where the Bank maintains a branch presence.

     York Financial operates 23 branch offices in four counties in south-central Pennsylvania, along with two branches in Harford County, Maryland, located in the northeastern section of Maryland. These four Pennsylvania counties are also included in the Harris market area. York Financial is headquartered in the city of York, which is centrally located in York County. York County accounts for York Financial's largest market presence, followed by Cumberland County to the north. Following the acquisition, York Financial's branches will be converted to Harris'
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RP Financial,LC
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branches, with an estimated six branches to be consolidated, as there is a level of overlap with respect to the two branch networks. The combined operations of Harris and York Financial will become the second largest thrift based in Pennsylvania, behind only Sovereign Bank. A listing of both Harris' and York Financial's branch offices is included as Exhibit II-1.

     As indicated above, the primary market area includes a mixture of rural, suburban and urban markets, with the Harrisburg MSA being the most populous and more urban of the markets served by Harris' and York Financial's branches. Given the wide ranging presence of the Bank's branch network, Harris' market area has a fairly diversified economy, with services, wholesale/retail trade, manufacturing, and state and local government constituting the basis of the economy. The Bank's competitive environment includes a large number of thrifts, commercial banks, credit unions and other financial services companies, some of which have a regional or national presence.

     Future business and growth opportunities will be partially influenced by economic and demographic characteristics of the markets served by the Bank, particularly the future growth and stability of the regional economy, demographic growth trends, and the nature and intensity of the competitive environment for financial institutions. These factors outlined herein have been taken in account regarding their relative impact on value.

National Economic Factors
-------------------------

     The future success of the Bank's operations is partially dependent upon various national and local economic trends. Trends in the national economy have generally been favorable over the past year, as the national economy has experienced strong growth with low inflation, despite significant job creation and low unemployment rates by historical standards. The Federal government continues to operate with a budget surplus, and expectations are for a rising surplus in the next five years, which has reduced the demand for dollars in the capital markets. Unemployment rates remained below 5.0 percent throughout 1999 and declined to a 30-year low of 3.9 percent in April 2000, although such level increased to 4.1 percent as of May 2000. The favorable economy has spurred consumer spending, increased demand for housing and a heightened pace of economic activity overall. Gains in the stock market have also contributed to
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RP Financial, LC.
page 2.3


the robustness of the domestic economy, particularly gains in the technology sector, however the markets have experienced a relatively high level of fluctuation during the first five months of 2000. During May 2000, the stock markets in general declined due to fears of the effect of rising interest rates on business volumes and profitability. Technology stocks, the long-time leader in stock market valuation gains, have also declined during 2000 year-to-date. Following a dramatic recovery during the last week in May 2000 and the first days of June 2000, as additional signs of a slowing economy began to be seen, the NASDAQ index and the DJIA remained down by 7 and 12 percent, respectively, for year-to-date 2000.

     Strong economic growth for the fourth quarter of 1999 and surging oil prices prompted the Federal Reserve to increase rates by 0.25 percent in early-February and mid-March 2000, and by 0.50 percent in mid-May 2000. Further rate increases are expected by the Federal Reserve, until the pace of economic growth shows signs of slowing down, although the late May 2000 and early June 2000 indications of a slowing economy reduced market expectations of significant further rate increases. Notwithstanding the general upward trend in interest rates, long term rates have declined from peak levels reached in late-January 2000. The decline in longer term rates was triggered by the Treasury Department's announced plan to buy back debt, which is expected to target longer term securities and involve purchases of as much as $30 billion in outstanding securities. As a result of the decline in longer term interest rates, the yield curve has become inverted, most notably with respect to yields in the two to ten year range. As of June 1, 2000, one- and thirty-year U.S. government bonds were yielding 6.75 percent and 5.95 percent, respectively. Exhibit II-2 presents historical interest rate trends.

Market Area Demographics
------------------------

     Demographic and economic growth trends, measured by changes in population, number of households, age distribution and median household income, provide key insight into the health of the Bank's market area (see Exhibit II-3 and Table 2.1). In the 1990s, the primary market area served by the Bank and York Financial exhibited mixed growth characteristics as measured by population and household growth. Dauphin County, which is the headquarters county for Harris and the third largest population among the primary market area counties, posted only a moderate
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Page 2.5
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Page 2.6


level of annualized population increase from 1990 to 1999, 0.4 percent, but still a level above the statewide average of 0.1 percent (Pennsylvania is one of a few states recording little or no population growth during the last decade). Comparatively, York County, the headquarters county for York Financial, experienced relatively strong population growth during the 1990s, exceeding the comparable growth rate for the U.S. of 1.0 percent annually. Two other market area counties, Lancaster and Cumberland, recorded relatively strong population growth that was well above statewide averages yet below the national average, while the more rural Lebanon County recorded only moderate growth in population. Regarding the two Maryland market area counties, Harford County recorded strong population growth well above comparative averages, while Washington County's growth was less than the state average. Projected population and household growth for the primary market area counties is not expected to vary materially from recent historical trends, with population growth in York, Lancaster and Cumberland Counties projected to remain relatively strong over the next five years, although the growth rate for both of those counties is projected to be slower compared to the 1990s. York County's population growth trends enhance the attractiveness of acquiring York Financial, as it provides greater access to a market area with favorable growth prospects that will support growth of the products and services offered by the Bank.

     Income levels in the market area tend to reflect the nature of the markets served, with higher income levels generally being experienced in the faster growing and more metropolitan areas served by Harris' and York Financial's branches. Median household income was highest in York, Cumberland and Lancaster Counties, reflecting the impact of population growth among white collar professionals who maintain employment in the area and the more suburban makeup of the population base. Median household and per capita income growth for the primary market area counties was generally somewhat lower than statewide averages, and the U.S. overall annual growth rate of such income exceeded all comparative averages. Growth in household income is projected to continue over the next five years throughout the primary market area, although, consistent with the U.S., Pennsylvania and Maryland, the rate of growth is generally projected to be less compared to the 1990s. Lancaster County, Pennsylvania and Washington County, Maryland were expected to record the highest growth rates in median household income.
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Household income distribution measures further imply that the primary market area is represented by all income levels, with the Cumberland, Lancaster and Harford County areas constituting some of the more affluent markets served by Harris and York Financial.

Economy
-------

     The markets served by branches of Harris and York Financial are represented by a fairly diverse cross section of employment sectors. Services and trade play a major role in the economies of all market area counties. Manufacturing and government-related employment also constitute major employment sectors throughout the markets served by Harris and York Financial. Overall, the Bank and York Financial serve a fairly broad-based economy, which somewhat mitigates the risk associated with a decline in any particular economic sector or industry.

     The Dauphin/Cumberland County economy is based on both services and government employment, as Harrisburg is the state capital of Pennsylvania. Overall, government employment accounts for 22.4 percent of the Dauphin County labor force, compared to 12.7 percent of the five Pennsylvania county average. The presence of the state related employment provides a stable employment base to the Bank's operations. York County has an employment base concentrated in services, trade and manufacturing, with such employment accounting for over 72 percent of total employment. Cumberland County reported the highest level of finance, insurance and real estate related employment, while manufacturing employment was highest in Lancaster County. Services employment was greatest in Dauphin County. In the two-county Maryland primary market area, services and trade represented the major employment categories, with both counties also reporting high levels of government employment. Overall, the job growth exhibited in the primary market area counties is indicative of a healthy and expanding economic environment.

     In summary, the primary market area economy served by Harris and York Financial is relatively broad-based and due to its overall size reflects the economy of the Commonwealth of Pennsylvania. Table 2.2 provides an overview of employment by sector in the state of Pennsylvania and averages for the five Pennsylvania and two Maryland primary market area
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RP Financial, LC.
Page 2.8

counties. Consistent with the U.S. employment data, service jobs represent the largest employment sector in the respective areas. See Exhibit II-4 for additional details.


                                   Table 2.2
                     Primary Market Area Employment Sectors
                            (Percent of Labor Force)


Employment Sectors             Pennsylvania   PA Counties   MD Counties
------------------             ------------   -----------   -----------

Services                             32.6%         26.7%         29.6%
Wholesale/Ret. Trade                 21.5          22.2          24.0
Manufacturing                        14.5          16.7           8.8
Government                           11.4          12.7          18.1
Finance, Ins., Real Estate            7.7           7.3           5.5
Construction                          5.0           5.4           7.2
Transportation/Public Util.           4.9           5.0           4.3
Other                                 2.4           4.1           2.6
                                    -----         -----         -----
                                    100.0%        100.0%        100.0%
Source:  REIS DataSource.


     Comparative unemployment rates for the Pennsylvania, Maryland, the seven primary market area counties, as well as for the U.S., are shown in Table 2.3. The unemployment data for the market area further implies the existence of a local economy that should facilitate growth opportunities for the Bank, as the most recent unemployment rates for the primary market areas are lower than the comparative measure for the state and U.S. Similar to the U.S., the most recent unemployment rates for primary market area, as well as for the states of Pennsylvania and Maryland, were lower compared to a year ago.
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Page 2.9


                                   Table 2.3
                               Unemployment Data



     Region                                        March 1999   March 2000
     ------                                        ----------  -----------

     United States                                    4.4%         4.3%

     Pennsylvania                                     4.9          4.3%
       Dauphin County                                 3.6          3.1
       York County                                    3.8          3.3
       Cumberland County                              2.6          2.3
       Lancaster County                               2.9          2.5
       Lebanon County                                 4.4          3.2

     Maryland                                         3.8          3.0%
       Washington County                              4.5          2.6
       Harford County                                 3.7          2.6

     Source:  U.S. Bureau of Labor Statistics.


Deposit Trends and Competition
------------------------------

     Competition among financial institutions in the Bank's market area is significant and, as larger institutions compete for market share to achieve economies of scale, the market environment for the Bank's products and services is expected to become increasingly competitive in the future. Among the Bank's competitors are larger and more diversified institutions such and Mellon Bank, PNC Corp, and Allfirst Bank. Other financial institution competitors in the Bank's primary market area include locally based thrifts, banks and credit unions, as well as other regional banks. From a competitive standpoint, both Harris and York Financial have sought to emphasize their community orientation in the markets served by their respective branches.

     The Bank's and York Financial's retail deposit bases are closely tied to the economic fortunes of the Pennsylvania economy and, in particular, the regional areas where branches are currently maintained. Table 2.4 displays deposit market trends from June 30, 1997 through June 30, 1999 for the counties where the Bank and York Financial maintained branches during that period. Additional data is also presented for the states of Pennsylvania and Maryland. The data
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indicates that total financial institution deposits increased in both
Pennsylvania and Maryland, with stronger growth experienced in Maryland. An analysis of deposit trends in the counties served by Harris' and York Financial's branches reveals a range of trends, as losses in deposits were experienced in the primary market area counties of Dauphin, York, Lebanon, and Washington Counties. Commercial banks maintained a larger market share of deposits than savings institutions in all of the market area counties.

     Over the two-year period shown in Table 2.4, Harris reported an annualized increase of 5.1 percent in deposits, and increased the number of branches from 35 to 37. Harris' largest concentration of deposits is maintained in Dauphin County, where the Bank is headquartered. The Bank's $451 million of deposits at the Dauphin County branches represented a 14.2 percent market share of thrift and bank deposits at June 30, 1999. Harris' market share of deposits was material in several other of the counties served by its branches, most notably Cumberland County (13.7 percent market share), Lebanon County (8.7 percent market share) and Washington County, Maryland (8.7 percent market share). The Bank's comparative market share of deposits in Dauphin County highlights the presence of significantly larger competitors, as well as the large number of bank and thrift competitors operating in the Harrisburg area. The Bank generally experienced an increase in market share from June 30, 1997 through June 30, 1999.

     Over the two-year period shown in Table 2.4, York Financial reported an annualized increase of 6.1 percent in deposits, and increased the number of branches from 22 to 25. York Financial's largest market share of deposits is maintained in York County, where 17 of its 25 branches are maintained. York Financial's $849 million of deposits at the York County branches represented an
18.5 percent market share of thrift and bank deposits at June 30, 1999. York Financial's second largest concentration of deposits was in Cumberland County, where four branches and $165 million of deposits represented a 5.9 percent market share of bank and thrift deposits. During the period covered in Table 2.4, York Financial branches generally gained deposit market share, particularly in York and Cumberland Counties.

     In addition to the deposit growth to be realized from the acquisition of York Financial, future deposit growth may be enhanced by the improved competitive posture that will result from the greater market area presence by Harris on a combined basis. As such, the Bank will continue
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RP Financial LC.
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to evaluate opportunities to increase deposit market share through other acquisitions of financial institutions or establishing additional branch sites, both in existing markets and nearby surrounding markets.